Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

FT Future of the Car Summit

Interview with Peter Rawlinson and Patrick McGee, San Francisco Correspondent, The Financial Times

May 13, 2021

PM: This is Patrick McGee, San Francisco correspondent for The Financial Times, and I'm thrilled to be here with Peter Rawlinson, Chief Executive of Lucid Motors, I think probably most of you are aware by now just what Lucid is and who Peter is. Lucid to me is really the first challenge from an EV startup but I think even if you're including the big OEMs to really challenge Tesla and perhaps even best them on some metrics, when it comes to range, acceleration, quarter mile time and battery efficiency. So, they've got a huge task ahead of them of course it's one thing to make the specs, it's one thing to actually then produce cars by the 10s of 1000s to find the buyers to you know have everything go in place so I don't want to say that that's a done deal. But certainly, on paper it looks impressive and in the test I've seen on, I know on YouTube when they outperform both the Porsche Taycan, and the Tesla Model S on range, it looks very impressive so huge task in front of you, Peter, but all the luck to you and, and let's get a sense of your history and where you come from. Why don't we just start with where Lucid originated because I know you're not part of the team originally? But if you have a history of Tesla yourself as chief engineer of the Model S, and you know if anyone's surprised that it has really good battery tech they're less surprised once they figure out where exactly Lucid emerged from. So can you just give us a brief overview?

PR: Well Lucid started it was founded in 2007 as a battery company called Atieva, Atieva and the company was creating batteries for commercial vehicles in the Far East, and actually accrued 20 million miles of road transport, with its products with with 100% safety record. They reached out to me back in 2013, with a vision to transition to make a car, and I said okay, look, I'll just I'll come and join you, but there's kind of two conditions here. And if we're going to do a car, I want to make the best car in the world. And then there was a sort of disbelief when I said that I said no I'm serious, I want to take electrification to the next level, and I know how to do it. And the other thing is you're going to have to change the damn name of the company because I don't think we could sell a car which is called the Atieva, so they accepted these terms, and I'm still here eight years on, and we're very close now to producing what I hope will be the best car we'll see today, which is behind me.

PM: And what I was getting at was the original team was built out of Tesla's battery, you know.

PR: Exactly, yes, a former executive mainboard executive from Tesla's split off actually in the belief that they shouldn't do a car, paradoxically, he believed he was a great proponent of doing battery technology which was the original direction at Tesla back around 2005/2006 before they really changed direction and decided the real value proposition was doing a car. So, if you traced Tesla's origins, it was very much battery tech, and then they sort of decided that we're going to do a car, and, and actually that's reflected in in Lucid, it was only about five or six years after the company was formed, that it decided really the real value proposition for the company was to do an EV.

PM: And Lucid’s claim to fame in terms of battery tech really comes from the racetrack, when I quickly give us an overview of what you guys did to, basically, you know, make Formula E, a viable competitor to Formula One.

PR: Indeed, Patrick, we are proud that we supply the the World Championship electric single seater race series with a standard battery pack and have done so for the last few seasons since season five. Back in 2018 and will do through next season, into 22, and it is a standard pack that all 24 cars in that world championship run. And it's really transformed the sport because before we entered with a generation two car. The battery was only capable of lasting a half race distance. So we had this great spectacle for, for the, for the fans to see a racing driver stop halfway getting to the pitch, jump out of one car, getting to another two, which had a fresh battery pack. So paradoxically the sport’s raison d'etre was to exemplify the prowess and potential electrification, sadly demonstrated its limitations. And so we came along with a pack with over twice the energy about 54 kilowatt hours, and our packs last the full race distance and it's really transformed the sport, and it's made it a fascinating cat and mouse game are very much a driver skill, over and over laced and interwoven with the technology of energy efficiency of an electric car.

PM: Alright now, it does look like you're in front of the green screen, although I happen to know because we talked a little bit beforehand but that's a real car behind you. You want to just show the audience so that if anyone thinks that’s only green screen.

PR: I’ll prove it Patrick as we set it up very carefully. (walks over to the car) It could be a very high tech green screen (knocks on the car). It’s next-gen green screen.

PM: That is a real car. So that's the Lucid Air behind you, is that the $169,000 model?

PR: It's a well actually this is a, this is an early model it's not representative of our production this is, this is an early prototype we beautified, but the dream edition which was launched with is that price, but it's an incredible and rare blend of performance and range which no one has achieved before. Right.

PM: Okay, let me just take this opportunity just to remind people, we still have 24 minutes. I've got loads of questions. I'm not going to run out of them, but I will very happily take your questions. So, if you're listening live and you want to ask me questions, Peter, by all means, let me know and I'll feed it in. Okay so, look, one thing that's just sort of funny is, is that that Elon Musk has twice now claimed that you were never really Chief Engineer for the Model S and you want to set the record straight here because this is bizarre clash of the titans.

PR: Strange, I’ve got the business card still here left over from when I was. I don't think I'd go to the, to the pain of creating mythical business cards, no, no, I mean, I mean one of the great. I was at Tesla for three years right through from taking Model S from a clean sheet of paper, through to production readiness, did all the concept engineering, set up the team in SpaceX, which designed for core engineering of the Model X, and not the Model S rather and also was responsible for Model X as well. We took Model S from a clean sheet effectively or a blank computer screen to the car that you know today, and I personally hold a very high percentage of the patents on that car as well.

PM: Yeah, when there's, there's a, there's a call you can still listen to it from years ago when the BMW i3 came out and Elon Musk was asked on an earnings call, what do you think of it, and he accidentally broke into laughter and then basically, apologized but it was, it was sort of, it really told you what Musk thought of BMW’s first electric car right at first, from the ground up electric car, and I think his reactions to Lucid, you know, arguably tells you that actually they see Lucid as a viable rival. So, you know, for all the Twitter wars about this I see it probably as a good sign for you.

PR: Well it's interesting that we don't seem to - no other car company seems to elicit such response so I'll put that as a, as a mark of merit.

PM: A backhanded compliment. As of February, 19 I’ve written down here you had 7500 reservations, is there an update?

PR: Yeah, yeah, we built about 80 prototypes beta prototypes last year, and we just now. I think we've built of our pre-production run. We've just finished about the 84th car. And we're currently running a batch of five through the factory to get up to the 89 pre-production, but those aren't really prototypes, they're pre-production.

PM: Okay, and just so listeners are aware you're speaking today from the R&D Center in Palo Alto or broader Silicon Valley?

PR: East Bay Silicon Valley, just across the San Francisco Bay, and, and we've got a factory in Casa Grande in Arizona. So we're vertically integrated, making the car in Arizona.

PM: Right. Okay, and again for listeners who might not know Lucid pulled off I think the biggest SPAC of the year, it was back in February. Now, yesterday you were on CNBC and Deirdre the host was pressing you on whether you were still sticking with a plan of 20,000 vehicles produced next year, and you did seem to hesitate several times and the electric vehicle blogs are sort of taking you to task for this. Is there anything to set the record straight on or are you still sort of trying away from that finger?

PR: We're on track, we're on track for the expansion program that we planned, and we, in our manifesto in the SPAC documentation, and in that documentation, it does take 20,000 units. I just like to under promise and like to over deliver. And that's, it's just my cautious, conservative nature, particularly I feel a weight of responsibility as the company goes public, and it's just my culturally, it's better to under promise and over deliver.

PM: We have only covered you when the, when the Churchill Capital bank company was sort of, you know, flying, but since mid-February it's come down around two thirds, I have no idea if this back valuation really means anything. It's hard to say, and the deal hasn't completely finished yet. But, but what do you make of the of the valuation coming down?

PR: My view is this is a sort of a, there's a myopia on the temporary short term movements in the market. Our true value is yet to be realized, our true value is when we get this kind of production. I've told my entire team, and I've repeated this publicly, we are nothing until we've got this kind of production, when it's achieved, the car will speak for itself. We are close, and our value proposition is long term. I mean, you know, I, I want I'm holding all my shares because I can see huge, huge potential for the long term in this company. And that's, that's what's driving me.

PM: And certainly if there were any production issues you know, one would understand we've got a global pandemic to deal with and there's been a global chip shortage. Main company I cover over here is Apple and even they've had to issue a two to $3 billion [inaudible]. I don't know if you've caught a revenue warning there might be a little harsh, but they basically said they're going to struggle to build iPads and Macs. This quarter, because of chip shortage. The other journalist and I were discussing yesterday that the OEMs consider themselves fourth in line for chips, maybe even eighth in line. And that's largely the big OEMs so I imagine as a startup, you might struggle to really be able to get, you know the most secure chip supply as needed. So joining us give us an update where is Lucid when it comes to the global shortage?

PR: So there's pros and cons because we're really relatively low volume to start with, we're not facing you know the volume demands and the volume automakers so that's so that's a plus point for us. We don't have the purchasing power and clout of an established player that's, that's minus point, we have taken mitigating action to reduce the risk. And that's been very successful, but it's a, it's something which we're monitoring on a daily basis. You know this is an ebb and flow, we use multiple trips sets in multiple ECS we've got about 59 ECS in the car. So, this is a very fluid situation.

PM: I'm just taking some questions live. First question is, will your car be ready for the delivery, deliveries by the time the ticker changes to Lucid Motors from CCIV?

PR: Well we're anticipating that ticker change at the completion of the merger, you know, either sort of ends of the end of the first the first half of the year. Although there are issues with regarding the, the accounting procedures where I [inaudible] the, the warrants are now being accounted as liabilities, rather than assets, and that mean could have a delay, but I don't anticipate deliveries of a car to precede the ticker change, no.

PM: Okay, that's a very clear answer. Thank you. Another question is actually and I don't know why it's being asked, but it's an intriguing question, are you in talks with Apple at all at the moment?

PR: We're not in direct talks with Apple at the moment.

PM: Where does the meaning of direct? Are you in indirect talks?

PR: We’re not in talks with Apple at the moment, no.

PM: Hey indirect talks with Apple is still, still a good headline. So, the promise of EVs is not just immediate torque, of course it's sustainability. And the whole sustainability angle, you know, really only makes sense if we scale this and so you know if one looks at the basic EV history of Tesla sort of changing the game, you know, their whole idea was they begin with a very expensive car: the Roadster and then use that cash use that awareness to then eventually go into the mass market as soon as possible. Lucid by and large has the same model but even you're starting even more at the premium and it is you know sort of 10 years later, so I guess my question is why? I just guess my question is why go premium to $170,000 and above? I believe in some cases, why not go directly with a $35,000 car, if that's not awesome?

PR: So there's a number of reasons. First of all, we won't support a P 100 D Tesla Model S, and we paid $168,000 for it. So, Model S used to command a price, very similar to the price point we're at. This isn't ultra-high end, this isn't bent, we're not in Bentley territory, we're not in Rolls Royce territory. This isn't ultra-luxury. It is, the our Dream edition is a limited run of 500 cars. Thereafter, will be the sticker price, which is considerably less than Model S and Model X have commanded in the past. So that's the first point, but there's a cogent reason why we start with a high end product. I want to change the world, I want to make electrification, the uptake of electrification accelerated. And I would love to start with a $25,000 car, but it's just not a practical proposition. First of all, the first product defines the brand. So there's many precedents historically for a brand being defined by its first product. Lexus did this, you know, we're not copying Tesla, any more than Tesla copied Lexus. People don't say, Tesla copied Lexus,that was Tesla's master plan. When we do the same as Tesla, no we're not.

There are many historical precedents in commerce, where you start with a high end product, which defines a brand, and then you move to 100. Exactly. But there's another reason that, and there's this great paradox, almost, the cheaper the car is to buy the higher it costs to industrialize. So if we compare putting Rolls Royce into production compared with a Volkswagen Golf, the Rolls Royce cost a fortune to buy. It doesn't cost Rolls Royce that much to set up a small factory to hand build a small number of cars. Whereas, the Volkswagen Golf is relatively very affordable, but it costs, it costs, Volkswagen billions and billions of dollars to set up a Golf factory, with 1000s of robots highly automated, it's a massive capex outlay. So as a small company, we couldn't contemplate putting that low price high volume car into production. And that's one of the reasons Tesla's stumped, with a high end product, Tesla wasn't capable of doing a model three until it existed for a few years, and it's only now, Tesla can countenance undertaking, what could be a $25,000 car, because they've got the financial might, they've got access to that capital. I would love us to be able to do that, but realistically that, foolishly that, is seven or eight years away even if we wanted to do it.

PM: Now I suppose the risk is that when you are moving into that market, you know by then GM’s Altium system will be sort of I guess having their perspective is the mass market, both against EMV platform its PPD platform, they'll be making big headway do, how do you how do you see these big, big OEM competitors versus the likes of Tesla?

PR: Now this might sound very arrogant, but I'm not I don't think those are factors at all because I think that those, those technologies that you mentioned are many years behind Tesla. I don't think that those are leading technologies at all I just don't. Tesla is about six years ahead of all the traditional car companies in terms of its tech. This is a technology race. I believe we've got world class technology, which surpasses anything I've seen out there and we're benchmarking, everything. And this is a tech race. That is not the reason I we have cars, the electric cars of the future will give up technology and efficiency and efficiency will drive down cost, as well as optimizing range, and I have no fear in that respect, that we can be tech leaders. This is about scale and access to capital, and walking before you can run and Lucid needs to walk. We need to get Lucid Air into production with laser focus before we do the next car. And that's Project Gravity for 2023 and, and anything else is, is, is way out in the future. I've got the laser focus on delivering our first product right now. That's what this company needs.

PM: Most discussions of Lucid and this one included so far are always about the battery technology I think that's where you guys excel. Obviously production is the big sort of sword of damocles hanging over your head, hopefully you can, you can do that dream drive though is the name of your autonomous technology or maybe I should say partial autonomy, you know, a DAS system is probably the best way to play. Can you tell me about Dream Drive where is that, and how are you going to be competitive in that ultra-competitive space?

PR: Okay well pre-launch with a level two, maybe, level two plus level of self-driving technology when we launch this. And we believe that the hardware that we've got in that sensing suite is the most advanced in the world. We have a 32 sensor sensing suite in the car, including 14 cameras. We have surround radar short range; we have long range radar in the nose. We also have 120 degrees’ solid state scanning LIDAR in the nose. So that gave us the car, the most advanced sensing suite and we stitch all that together with a gigabit highway, an Ethernet ring in our low voltage with two terabytes of onboard data storage, super connectivity. So we've got the most advanced hardware platform, and a level two AD. Maybe you could class it as a little bit better than a two plus but certainly not a three, but that that hardware platform in the car will enable us and we have a plan to do this, too, with over the air updates over about two years after start with production. We hope to get to level three, with those OTA updates and certainly the platform, the hardware platform is a level three capable.

PM: Alright let me defer to my audience for a couple of minutes so okay one person wants to know, when you're entering the RHD markets, we had to quickly Google that so evidently you're British so you probably know what this means, right hand driving market for someone from Australia or UK is interested in Lucid. So when is that?

PR: Well actually, I'd love to do it. I mean there's a huge market for right hand drive cars in Wales across my own country, population of 3 million people, that's a huge market, we need to get cars into Wales as soon as possible, I'd say. But seriously, you know, Japan is a huge market, and that's fine. And there's Australia, UK, in the UK is a real hotspot for EVs. It's one of our key markets in terms if you look at the demographics of reservations for Lucid Air from Europe, the UK is a, is a leading company, a country.

PM: What mitigation efforts are being used when it comes to semiconductors?

PR: We bought ahead, and we're looking at alternative supplies, and looking at impacts upon the printed circuit boards, and the software to administer alternative supply solutions.

PM: Remind me what stake Saudi Arabia has? In that are they a key shareholder?

PR: I'd rather not disclose that at this juncture.

PM: Can you say it over or under 50%?

PR: It's over.

PM: Oh yeah, so the controlling stake. And I mean, given that a fair bit of EV, purchasing not to be too cynical, is sometimes about virtue signaling. Is there not a risk there of having Saudi Arabia as a principal stakeholder?

PR: No, I think it’s great that Saudi Arabia has got the vision and the foresight to really engage and make a big commitment towards a greener future. Remember that this is not we mustn't take a parochial view of this, it doesn't benefit one country. We all breathe the air right around the world, and this will benefit all mankind, and it's great that they've got the vision to accelerate the widespread adoption of electrification because make no mistake, that is the vision of Lucid. Do not mistake us for a niche player in a luxury segment, we're just starting in that segment. The vision is to really mass industrialized electric powertrain and make that available for the benefit of all.

PM: When Tesla started out in 2003 [inaudible] didn't have the Roadster in 2008-2012, they really had to do a lot of the pioneering work themselves there was no real battery supply chain to rely on for EBS, so they became more vertically integrated than most and they've continued to do so pushing out video for instance to build their own semiconductors, or at least design them that someone else builds them for their autonomous capabilities. One thing that I don't think is well understood is that the car makers writ large, so much as they're following Tesla and electrification and over the air software updates and that sort of thing, they're generally not even though they're doing more software in house, they're generally not following Tesla in terms of that vertical integration, um, you've begun with an even more clean sheet approach right instead of sort of Tesla's NUMMI plant, formerly owned by what Toyota and GM, I think you're building, or have built a factory completely from the ground up first, first of its kind in North America. So are you following Tesla in being sort of vertically integrated or can you leverage the supply chain and how do you balance those demands?

PR: Well yes, no, I think that there's, I mean we talk about vertical integration as a sort of control. There's good, there's good forms of vertical integration, and there's sort of dumb, less valuable forms of vertical integration. We need to cherry pick those systems and technologies, which are most appropriate to vertically integrate those which are core value and technological differentiators. So, I, but I do think this, I think that, broadly speaking, what differentiates Tesla is in-house technology and vertical integration of that technology and that manufacturing capability and release. It takes a very, very similar view to Tesla and that's not we're not copying Tesla. I'm very analytical person, and Tesla is very analytical, and we've got sort of, groups of people who are very analytical coming to the very similar conclusion here.

PM: Some people's introduction to Lucid might have actually just been Saturday, a little after midnight when you ran an advertisement during Saturday Night Live.  As, of course, the dogefather Elon Musk was was doing his skit was the point of that anything beyond a laugh, you know, are you hoping to steal Tesla customers away who were tuned in? What was the strategy there?

PR: And that was very analytical. Again, I, we saw a great opportunity. There was going to be a moment in time, a unique moment, which was going to attract so many EV fans, you know, that was our Super Bowl audience wasn't it? And, and we put Lucid out front so many, I mean we doubled our Twitter followers in a millisecond. I mean that literally. I mean, you know, a lot of people have never even heard of us before that. And what are we going to do, ignore that opportunity? Absolutely not, capture that moment.

PM: And you know the reason why there is a rival meme currency, the Shiba Inu coin, to Dogecoin so maybe you could follow? Maybe, maybe you could start tweeting about that that? I'm happy to take more questions. Oh, here's one: is Lucid considering participation with any other motorsports program? They list, I'm, I'm not familiar with all this stuff hypercar: F1 IndyCar and LMD?

PR: Well, we have a big supplier to to motorsport. I love motorsport, I'm a great follower of it. I think it's great proving ground. Watch this space.

PM: And I would love to get, get a sense from you as to, you know where is the world going to be in EV adoption by 2030? And then, what's, what's Lucid’s place within that, are you still ultra-premium or by that time have you sort of firmly gone into the mass market? Are you playing both ends? We've sort of got the halo in addition to the mass market and how many factories might you have at that?

PR: You certainly see us as luxury but I don't see this as ultra-luxury. We're not Rolls Royce, Bentley, ultra, ultra-luxury. I think there's this perception that we're super, super high end luxury. We're more Mercedes Benz, and we're absolutely going to bring down a price point into more progressive, progressively more affordable cars as the decade rolls. Now, also my vision on the technology division is to make our technology, our world class EV technology available to other automakers who recognize the world is changing to EVs, maybe haven't had the opportunity for whatever reason, to develop, to develop world class in house, electric technology, and I'd like to see Lucid powering, not just our cars, but other manufacturers cars. Because we need, the world needs, to move to sustainable mobility urgently, because we have an environmental crisis on our hands. And I think that Lucid can play a huge part in that throughout this decade and I'm really, I think, you know, internal combustion engines are going to be rare in 2030, I think the world will have moved, largely to battery electric.

PM: Any news to break right now Peter in terms of what discussions are happening with OEMs licensing your technology?

PR: Well, I have been approached by a number of OEMs throughout just 2021. We've not reached out to, to anyone I've not been proactive in that at all because my focus is getting Lucid Air into production. That's the laser focus, but we are actually having dialogue with one or two companies right now, but we don't know where that is.

PM: And if I remember from your spec sheet, beyond the Lucid Air you do have an SUV already in the works. Correct?

PR: Yes, Project Gravity.

PM: That is it just a matter of time before you're, you know, having a Cybertruck/F150 competitor?

PR: Well, well I don't know about that. But certainly, I mean, the project looking at hand, the one that really, I'm excited by a few years from now, it will be our smaller platform more affordable platform. But you could compare with more of a Tesla Model 3, Model Y type of vehicle, and that would be for a much higher volume, and again this is very much what we're going to do. We're not going to stay at this, this luxury position market, we're going to make our cars progressively more affordable and increase that all news and I want this to be huge.

PM: What point you, I think you've got six stores in the US, four more being built, at what point can, can people begin test driving the prototypes? Or I guess not prototypes, what at what point do you have the production vehicles in the store to start test driving?

PR: Very soon, very soon that's going to happen. In the second half of the year as we approach standard production proper and can't come soon enough.

PM: Okay, months away then. Alright, Peter, we're out of time. Thank you so much for taking all the questions for me from the audience from from from from Twitter. I believe next is actually hanging out with me, Peter and Joe, with with drinks in hand. So huge thanks to Peter Rawlinson, good luck with the production. Really looking forward to test driving this vehicle. And also looking forward to the future.

IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of Churchill Capital Corp IV (“CCIV”) for their consideration. CCIV has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain or will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

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This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in the Registration Statement and CCIV’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Use of Projections

This communication contains projected financial and operating information with respect to the combined company. Such projected financial and operating information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial and operating information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.